EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 9, 2005	September 10, 2004
Income (loss) from continuing operations before income taxes	$102	$(91)
Add (deduct):
Fixed charges	377	423
Capitalized interest	(3)	(2)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	12	(2)
Net losses related to certain 50% or less owned affiliates	1	12
Distributions from equity investments	2	2
Dividends on preferred stock	(21)	(28)
Issuance costs of redeemed preferred stock	(4)	(4)

Adjusted earnings	$470	$314

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$317	$356
Capitalized interest	3	2
Dividends on preferred stock	21	28
Portion of rents representative of the interest factor	32	33
Issuance costs of redeemed preferred stock	4	4

Total fixed charges and preferred stock dividends	$377	$423

Ratio of earning to fixed charges and preferred stock dividends	1.2	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$(109)